Exhibit (a)(5)(H)

Covidien Completes Acquisition of ev3 Inc.

DUBLIN, Ireland – July 12, 2010 – Covidien (NYSE: COV), a leading global provider of healthcare products, today announced that it has completed the previously announced acquisition of ev3 Inc. for an aggregate consideration of approximately $2.6 billion, net of cash and short-term investments acquired.

The tender offer expired at 12:00 midnight ET, at the end of July 9, 2010. At that time, the depositary for the offer advised Covidien that 100,814,535 shares of ev3 common stock had been validly tendered and not withdrawn, representing approximately 87.7% of the outstanding ev3 common shares. All shares that were validly tendered and not withdrawn were accepted for purchase and paid for in accordance with the tender offer. An additional 4,246,384 shares, or approximately 3.7% of the outstanding ev3 common shares, had been tendered pursuant to notices of guaranteed delivery.

Pursuant to the terms of the merger agreement, COV Delaware Corporation, an indirect wholly-owned subsidiary of Covidien, exercised its option to purchase newly issued shares from ev3 at the tender offer price. Following the purchase, COV Delaware Corporation owned sufficient shares to effect a short-form merger with and into ev3. The merger was completed today and ev3 became an indirect wholly-owned subsidiary of Covidien. Thereafter, ev3 common stock ceased to be traded on the NASDAQ.

This transaction further accelerates Covidien’s strategy of building a world-class vascular platform addressing high-growth markets and positions Covidien to become a leading endovascular player, with strong positions in both the peripheral vascular and neurovascular markets. The acquisition brings Covidien a comprehensive portfolio of treatment options, including the primary interventional technologies used today: peripheral angioplasty balloons, stents, plaque excision systems, embolic protection devices, liquid embolics, embolization coils, flow diversion, thrombectomy catheters and occlusion balloons.

“The acquisition of ev3 will enable Covidien to significantly expand its presence in the vascular market and is in line with our strategy of becoming a leading partner with vascular surgeons, neurosurgeons, interventional cardiologists and interventional radiologists,” said Richard J. Meelia, Chairman, President and CEO. “With its broad product portfolio, clinical expertise and call-point synergies with our existing vascular franchise, ev3 will be an important addition to our innovative vascular intervention products.”

Covidien will report ev3 as part of its Vascular Products line in the Medical Devices business segment.

About Covidien

Covidien is a leading global healthcare products company that creates innovative medical solutions for better patient outcomes and delivers value through clinical leadership and excellence. Covidien manufactures, distributes and services a diverse range of industry-leading product lines in three segments: Medical Devices, Pharmaceuticals and Medical Supplies. With 2009 revenue of $10.7 billion, Covidien has 42,000 employees worldwide in more than 60 countries, and its products are sold in over 140 countries. Please visit www.covidien.com to learn more about our business.

Contacts
Eric Kraus	Coleman Lannum, CFA
Senior Vice President	Vice President
Corporate Communications	Investor Relations
508-261-8305	508-452-4343
eric.kraus@covidien.com	cole.lannum@covidien.com

Bruce Farmer	Brian Nameth
Vice President	Director
Public Relations	Investor Relations
508-452-4372	508-452-4363
bruce.farmer@covidien.com	brian.nameth@covidien.com